                                                     ---------------------------
                                                            OMB APPROVAL
                                                     --------------------
                                                     OMB Number: 3235-0145
                                                     Expires: October 31, 1994
                                                     Estimated average burden
                                                     hours per response... 14.90
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No.    4    )*
                                               -------

                         The Standard Register Company
---------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $1.00 Par Value
---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   853887107
---------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














SEC 1745 (2/92)                     Page 1 of 5 pages


------------------------------------------------                              -----------------------------------------------
             CUSIP NO. 853887107                                   13G                    Page    2    of    5    Pages
                       ----------                                                              -------    -------
------------------------------------------------                              -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bancorp
                       31-0854434
-----------------------------------------------------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)     X

                                                                                                             (b)

-----------------------------------------------------------------------------------------------------------------------------

   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------

   4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation
-----------------------------------------------------------------------------------------------------------------------------
                                     5    SOLE VOTING POWER

           NUMBER OF                         5,167,324
             SHARES               -------------------------------------------------------------------------------------------
          BENEFICIALLY               6    SHARED VOTING POWER
            OWNED BY
              EACH                           0
           REPORTING              -------------------------------------------------------------------------------------------
             PERSON                  7    SOLE DISPOSITIVE POWER
              WITH
                                             5,167,224
                                  -------------------------------------------------------------------------------------------
                                     8    SHARED DISPOSITIVE POWER

                                             0
                                  -------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,167,324
-----------------------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       22.80%
-----------------------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                       HC
-----------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 9 of 5 pages

The Standard Register Company                                  Page 3 of 5
853887107

Item 1 (a)                 Name of Issuer:

                           The Standard Register Company

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           626 Albany Street
                           Dayton, Ohio  45401


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bancorp
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263


Item 2 (d)                 Title of Class of Securities:

                           Common Shares, $1.00 par value

Item 2 (e)                 CUSIP Number:

                           853887107

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b)
                           (ii) (G) of the Exchange Act Rules.

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 5,167,324 outstanding shares of the Common Stock of The Standard Register Company, $1.00 par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 287,760 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

The Standard Register Company                                    Page 4 of 5
853887107

                  Powers:                               No. of Shares

                  Full voting; full dispositive               5,167,224
                  Full voting; shared dispositive             0
                  Full voting; no dispositive                 100
                  Shared voting; full dispositive             0
                  Shared voting; shared dispositive           0
                  Shared voting; no dispositive               0
                  No voting; full dispositive                 0
                  No voting; shared dispositive               0
                  No voting; no dispositive                   287,760

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 22.80%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                 5,167,324

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                 0

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                       5,167,224

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                       0

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent
                           on Behalf of Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of the
banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, of which only Fifth Third Bank holds more than 5% of the outstanding stock of the Issuer.


         List of Banking Subsidiaries          Federal Tax ID Number   Item 3 Classification
         ----------------------------          ---------------------   ---------------------
         Fifth Third Bank                      31-0676865                     BK
         Fiifth Third Bank, Florida            59-3085783                     BK
         Fifth Third Bank, Northern Kentucky   61-0335110                     BK
         Fifth Third Bank, Kentucky, Inc.      61-0290030                     BK
         Fifth Third Bank, Indiana             38-0919530                     BK

The Standard Register Company                                       Page 5 of 5
853887107



Items 8-9                  Not Applicable


Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 02, 2001
-----------------
Date

FIFTH THIRD BANCORP



By:    /s/ MICHAEL K. KEATING
   -----------------------


Name:  Michael K. Keating
      --------------------
Title: Secretary